March 13, 2009

FILED VIA EDGAR
Cicely LaMothe
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Dear Cicely LaMothe:

Re:	General Employment Enterprises, Inc.
	Form 10-KSB for fiscal year ended September 30, 2008
	Commission file number 1-05707

This filing on Edgar confirms our letter previously faxed to you on March 3, 2009.

This letter is in response to your comment letter dated February 19, 2009 regarding the above filing. The information requested by the Commission about the Company's disclosures, and the Company's responses, are as follows:

Revenue Recognition, page 16
1. Please tell us what consideration you gave to disclosing the amount of the provision for estimated losses due to applicants not remaining employed for the company's guarantee period for each period covered in your audited financial statements. For any significant variances from period to period, please provide a discussion explaining the cause of the changes and whether there were any modifications to any of the underlying assumptions in determining the reserve.

Company's response: Consolidated net revenues were presented on the Consolidated Statement of Operations. The Company considered the amount of the provision for estimated losses due to applicants not remaining employed for the company's guarantee period (the "provision for falloffs") to be insignificant for disclosure purposes. The provision for falloffs was $1,116,000 (7.3% of consolidated net revenues) in fiscal 2008 and $2,031,000 (10.3% of consolidated net revenues) in fiscal 2007. The decline in the percentage of net revenues was attributable to improved loss experience during fiscal 2008 - that is, fewer falloffs occurred. Management believes that the lower volume of placements during fiscal 2008 enabled the Company to be successful in a greater proportion of the placements made. This was accomplished through more careful matching of applicants to positions. More careful screening by employers and applicants prior to hiring was also a likely factor contributing to the lower falloff percentage. During the period, there were no changes in the Company's method or assumptions in determining the reserve for falloffs.

Retirement Plans, page 20
2. With respect to your deferred compensation plan, we note that the participants direct the investments of the trust which appears to indicate that the plan permits diversification and that the employees have diversified the investments. Please tell us whether any of the plan assets are currently invested in the employer stock. Additionally, confirm that your accounting treatment is consistent with the provisions of EITF 97-14.

Company's response: No plan assets were invested in the employer's stock as of the balance sheet date. Company stock is not offered as an investment alternative under the plan. We confirm to you that the Company does account for the plan in accordance with the provisions of EITF 97-14.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the referenced filing. We understand that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We also understand that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that we have answered your questions fully, and that you consider the Company's disclosures to be adequate. If you need any additional information, I would be pleased to provide it. I may be reached by telephone at 630-954-0407, by fax at 630-954-0447 or by e-mail at kent.yauch@genp.com.

Sincerely,



Kent M. Yauch
Vice President, Chief Financial Officer and Treasurer

General Employment
TRIAD Personnel


General Employment Enterprises, Inc.
TRIAD Personnel Services, Inc.
One Tower Lane, Suite 2200, Oakbrook Terrace, IL  60181
(630) 954-0400     FAX (630) 954-0447